Exhibit 10.2

RADIAN GROUP INC.

COMPENSATION ARRANGEMENTS

WITH DIRECTORS

(Effective May, 2008)

Cash Compensation

All of Radian’s non-employee directors receive an annual fee for their services of $32,500. In addition, Radian’s non-executive Chairman of the Board receives an annual fee of $150,000 for serving as Chairman, and the chairmen of the following committees are paid the following annual fees:

Audit and Risk Committee – $25,000

Compensation and Human Resources Committee – $15,000

Credit Committee – $25,000

Governance Committee – $10,000

Investment and Finance Committee – $10,000

Each non-employee director also receives a $2,000 fee for each board meeting or committee meeting attended. All annual fees are paid quarterly in advance, and all meeting fees are paid quarterly in arrears.

Radian maintains a deferred compensation plan for its non-employee directors. The deferred compensation plan allows non-employee directors to defer (or if amounts were previously deferred, to re-defer subject to certain limitations) receipt of all or a portion of their cash compensation and earn a selected rate of return on such amounts.

Equity Compensation

Each of Radian’s non-employee directors receives an annual grant of phantom stock, awarded under Radian’s equity plan, with a grant date fair market value of $115,000. In addition, Radian’s non-executive Chairman also receives an additional annual grant of phantom stock with a grant date fair value of $100,000, for serving as Chairman. Awards of phantom stock to directors generally vest upon the termination of their relationship with Radian, unless further deferred pursuant to the deferred compensation plan for non-employee directors.

In addition to the amounts reported above, Radian also pays for or reimburses directors for travel expenses related to attending board, committee or other company business meetings and approved educational seminars.

Directors that are employed by Radian do not receive additional compensation for serving as a director.